FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of June, 2005

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)






                     HSBC TO ACQUIRE BON-TON PRIVATE LABEL
                              CREDIT CARD ACCOUNTS

The Retail Services business of HSBC North America Holdings Inc is to acquire the private label credit card accounts and related assets of The Bon-Ton Stores, Inc., a United States-based retailer operating 139 department stores and two furniture stores under the Bon-Ton and Elder-Beerman names.

Subject to regulatory approval and other conditions, HSBC will pay the value of the customer account balances, estimated to be US$300 million for the quarter ended March 2005, together with a five per cent premium. HSBC and Bon-Ton expect to close the transaction in July 2005.

HSBC and Bon-Ton will enter into a seven-year agreement in which Bon-Ton will participate in the revenue generated by the credit sales.

"Our new partnership with Bon-Ton is an important win for HSBC Retail Services, and we are proud that they chose us as their private label credit provider," said Joseph Hoff, chief executive officer, HSBC Retail Services. "We look forward to building a successful relationship with Bon-Ton, and are confident that our expertise in credit, marketing analytics and customer loyalty will help them continue to grow and build upon their business success."

Notes to editors:

1. HSBC Retail Services
HSBC Retail Services is a leading issuer of private label (merchant branded) credit cards in the US. This business provides flexible, customised credit card solutions for many of the world's premier retailers and manufacturers and has over 60 active merchant relationships. For more information, visit www.hsbcretailservices.com.

2. HSBC - North America
HSBC - North America comprises all of HSBC's US and Canadian businesses, including the former Household businesses. The company's businesses serve more than 60 million customers in five key areas: personal financial services, consumer finance, commercial banking, private banking and corporate, investment banking and markets. Financial products and services are offered under the HSBC, HFC and Beneficial brands. For more information, visit: www.hsbcusa.com.

3. HSBC Holdings plc
HSBC Holdings plc serves over 110 million customers worldwide through approximately 9,800 offices in 77 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$1,277 billion at 31 December 2004, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

4. Bon-Ton Stores, Inc.
The Bon-Ton Stores, Inc. operates 139 department stores and two furniture stores in 16 states from the Northeast to the Midwest under the Bon-Ton and Elder-Beerman names. The stores carry a broad assortment of quality brand-name fashion apparel and accessories for women, men and children, as well as distinctive home furnishings. For further information, please visit the investor relations section of Bon-Ton's website at www.bonton.com/investor/home.asp.



SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  24 June, 2005